UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          CRYO-CELL International, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228895108
-------------------------------------------------------------------------------
                                (Cusip Number)

                             Steven T. Lanter, Esq.
                        Luse Gorman Pomerenk & Schick, PC
                      5335 Wisconsin Avenue, NW, Suite 400
                             Washington, D.C. 20015
                                 (202) 274-2000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108

-------------------------------------------------------------------------------

1.     Name of Reporting Person:    I.R.S. Identification Nos. of above persons
                                    (entities only):
       David Portnoy                N/A

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) [X}
       (b) [ ]

-------------------------------------------------------------------------------

3.     SEC Use Only:

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       PF, OO

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       United States of America

-------------------------------------------------------------------------------

                    7.      Sole Voting Power:
                            284,242

                    -----------------------------------------------------------

    Number of       8.      Shared Voting Power:
     Shares                 0
  Beneficially
    Owned by        -----------------------------------------------------------
      Each
    Reporting       9.      Sole Dispositive Power:
   Person With              284,242
                    -----------------------------------------------------------

                    10.     Shared Dispositive Power:
                            0

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       284,242

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       2.4%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):
       IN, HC

CUSIP No. 228895108

-------------------------------------------------------------------------------

1.     Name of Reporting Person:    I.R.S. Identification Nos. of above persons
                                    (entities only):
       Focus Financial Corp.

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) [X}
       (b) [ ]

-------------------------------------------------------------------------------

3.     SEC Use Only:

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       Florida

-------------------------------------------------------------------------------

                    7.      Sole Voting Power:
                            9,351

                    -----------------------------------------------------------

    Number of       8.      Shared Voting Power:
     Shares                 0
  Beneficially
    Owned by        -----------------------------------------------------------
      Each
    Reporting       9.      Sole Dispositive Power:
   Person With              9,351
                    -----------------------------------------------------------

                    10.     Shared Dispositive Power:
                            0

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       9,351

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       0.1%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):
       CO

CUSIP No. 228895108

-------------------------------------------------------------------------------

1.     Name of Reporting Person:    I.R.S. Identification Nos. of above persons
                                    (entities only):
       Visual Investment Corp.

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) [X}
       (b) [ ]

-------------------------------------------------------------------------------

3.     SEC Use Only:

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       Delaware

-------------------------------------------------------------------------------

                    7.      Sole Voting Power:
                            80,000

                    -----------------------------------------------------------

    Number of       8.      Shared Voting Power:
     Shares                 0
  Beneficially
    Owned by        -----------------------------------------------------------
      Each
    Reporting       9.      Sole Dispositive Power:
   Person With              80,000
                    -----------------------------------------------------------

                    10.     Shared Dispositive Power:
                            0

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       80,000

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       0.7%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):
       CO

CUSIP No. 228895108

-------------------------------------------------------------------------------

1.     Name of Reporting Person:    I.R.S. Identification Nos. of above persons
                                    (entities only):
       Partner Community, Inc.

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) [X}
       (b) [ ]

-------------------------------------------------------------------------------

3.     SEC Use Only:

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       Delaware

-------------------------------------------------------------------------------

                    7.      Sole Voting Power:
                            139,600

                    -----------------------------------------------------------

    Number of       8.      Shared Voting Power:
     Shares                 0
  Beneficially
    Owned by        -----------------------------------------------------------
      Each
    Reporting       9.      Sole Dispositive Power:
   Person With              139,600
                    -----------------------------------------------------------

                    10.     Shared Dispositive Power:
                            0

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       139,600

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       1.2%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):
       CO

CUSIP No. 228895108

-------------------------------------------------------------------------------

1.     Name of Reporting Person:    I.R.S. Identification Nos. of above persons
                                    (entities only):
       Jamie H. Zidell              N/A

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) [X}
       (b) [ ]

-------------------------------------------------------------------------------

3.     SEC Use Only:

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       PF

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       United States of America

-------------------------------------------------------------------------------

                    7.      Sole Voting Power:
                            137,201

                    -----------------------------------------------------------

    Number of       8.      Shared Voting Power:
     Shares                 0
  Beneficially
    Owned by        -----------------------------------------------------------
      Each
    Reporting       9.      Sole Dispositive Power:
   Person With              137,201
                    -----------------------------------------------------------

                    10.     Shared Dispositive Power:
                            0

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       137,201

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       1.2%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):
       IN

CUSIP No. 228895108

-------------------------------------------------------------------------------

1.     Name of Reporting Person:    I.R.S. Identification Nos. of above persons
                                    (entities only):
       Mayim Investment Limited
       Partnership

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) [X}
       (b) [ ]

-------------------------------------------------------------------------------

3.     SEC Use Only:

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       WC

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       Delaware

-------------------------------------------------------------------------------

                    7.      Sole Voting Power:
                            81,085

                    -----------------------------------------------------------

    Number of       8.      Shared Voting Power:
     Shares                 0
  Beneficially
    Owned by        -----------------------------------------------------------
      Each
    Reporting       9.      Sole Dispositive Power:
   Person With              81,085
                    -----------------------------------------------------------

                    10.     Shared Dispositive Power:
                            0

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       81,085

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       0.7%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):
       PN

CUSIP No. 228895108

-------------------------------------------------------------------------------

1.     Name of Reporting Person:    I.R.S. Identification Nos. of above persons
                                    (entities only):
       David Ruttenberg

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) [X}
       (b) [ ]

-------------------------------------------------------------------------------

3.     SEC Use Only:

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       PF

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       United States of America

-------------------------------------------------------------------------------

                    7.      Sole Voting Power:
                            60,390

                    -----------------------------------------------------------

    Number of       8.      Shared Voting Power:
     Shares                 0
  Beneficially
    Owned by        -----------------------------------------------------------
      Each
    Reporting       9.      Sole Dispositive Power:
   Person With              60,390
                    -----------------------------------------------------------

                    10.     Shared Dispositive Power:
                            0

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       60,390

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       0.5%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):
       IN

CUSIP No. 228895108

-------------------------------------------------------------------------------

1.     Name of Reporting Person:    I.R.S. Identification Nos. of above persons
                                    (entities only):
       Liza Amar

-------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
       (a) [X}
       (b) [ ]

-------------------------------------------------------------------------------

3.     SEC Use Only:

-------------------------------------------------------------------------------

4.     Source of Funds (See Instructions):
       PF

-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

-------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:
       United States of America

-------------------------------------------------------------------------------

                    7.      Sole Voting Power:
                            23,626

                    -----------------------------------------------------------

    Number of       8.      Shared Voting Power:
     Shares                 0
  Beneficially
    Owned by        -----------------------------------------------------------
      Each
    Reporting       9.      Sole Dispositive Power:
   Person With              23,626
                    -----------------------------------------------------------

                    10.     Shared Dispositive Power:
                            0

-------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       23,626

-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
       [ ]

-------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11):
       0.2%

-------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions):
       IN

CUSIP No. 228895108

Item 1. Security and Issuer.
------  -------------------

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of CRYO-CELL International, Inc., a Delaware corporation ("CCII"). The address of the principal executive offices of CCII is 700 Brooker Creek Blvd., Suite 1800, Oldsmar, FL 34677.

Item 2. Identity and Background.
------  -----------------------

     This constitutes Amendment No. 1 to the Statement on Schedule 13D filed jointly on January 25, 2005, and is filed jointly by: (1) David Portnoy; (2) Focus Financial Corp., a Florida corporation; (3) Visual Investment Corp., a Delaware corporation; (4) Partner Community, Inc., a Delaware corporation; (5) Jamie H. Zidell; (6) Mayim Investment Limited Partnership, a Delaware limited partnership; (7) David Ruttenberg; and (8) Liza Amar (sometimes hereinafter collectively referred to as the "Reporting Persons"). However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

1. David Portnoy

     (a)-(b) This Statement is being filed by David Portnoy, an individual. The business address of Mr. Portnoy is 52 Camden Drive, Bal Harbour, Florida 33154.

     (c) Mr. Portnoy is the sole officer and director of Focus Financial Corp., a corporation which invests in various businesses. The business address of Focus Financial Corp. is 52 Camden Drive, Bal Harbour, Florida 33154.

     (d) During the past five years, Mr. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Mr. Portnoy is a United States citizen.

2. Focus Financial Corp.

     (a)-(c) This Statement is being filed by Focus Financial Corp., a Florida corporation ("FFC"). The address of FFC is 52 Camden Drive, Bal Harbour, Florida 33154. The principal business of FFC is investing in various businesses.

     (d) During the past five years, FFC has not been convicted in a criminal proceeding.

     (e) During the past five years, FFC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Not applicable.

3. Visual Investment Corp.

     (a)-(c) This Statement is being filed by Visual Investment Corp., a Delaware corporation ("VIC"). The address of VIC is 52 Camden Drive, Bal Harbour, Florida 33154. The principal business of VIC is to provide investment management services to individuals. David Portnoy is the sole officer and director of VIC.

     (d) During the past five years, VIC has not been convicted in a criminal proceeding.

CUSIP No. 228895108

     (e) During the past five years, VIC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Not applicable.

4. Partner Community, Inc.

     (a)-(c) This Statement is being filed by Partner Community, Inc., a Delaware corporation ("PCI"). The address of PCI is 901 Yamato Road, Suite 115, Boca Raton, Florida 33431. The principal business of PCI is software development. David Portnoy is the Chairman of the Board of Directors of PCI.

     (d) During the past five years, PCI has not been convicted in a criminal proceeding.

     (e) During the past five years, PCI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Not applicable.

5. Jamie H. Zidell

     (a)-(b) This Statement is being filed by Jamie H. Zidell, an individual. The business address of Mr. Zidell is 300 71st Street, Suite 605, Miami Beach, Florida 33141.

     (c) Mr. Zidell is an attorney employed by J.H. Zidell Attorneys. The business address of J.H. Zidell Attorneys is set forth in the preceding paragraph.

     (d) During the past five years, Mr. Zidell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Zidell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Mr. Zidell is a United States citizen.

6. Mayim Investment Limited Partnership

     (a)-(c) This Statement is being filed by Mayim Investment Limited Partnership, a Delaware limited partnership ("MILP"). The address of MILP is 52 Camden Drive, Bal Harbour, Florida 33154. MILP was formed for the purpose of making an investment in the Common Stock.

     Mayim Management Limited Partnership ("MMLP") is a Delaware limited partnership the principal business address of which is 52 Camden Drive, Bal Harbour, Florida 33154. MMLP was formed principally for the purpose of acting as the general partner of MILP.

     Mayim Management, LLC ("Mayim LLC") is a Delaware limited liability company, the principal business address of which is 52 Camden Drive, Bal Harbour, Florida 33154. Mayim LLC was formed principally for the purpose of acting as the general partner of MMLP.

     Mr. Portnoy is the managing member and owns all of the equity interests of Mayim LLC.

CUSIP No. 228895108

     (d)  During  the past  five  years,  none of MILP,  MMLP,  Mayim LLC or Mr.
Portnoy  has  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

     (e) During the past five years, none of MILP, MMLP, Mayim LLC or Mr. Portnoy has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Not applicable.

7. David Ruttenberg

     (a)-(b) This Statement is being filed by David Ruttenberg, an individual. The business address of Mr. Ruttenberg is c/o Belgravia Group, Real Estate Development, 833 N. Orleans, Suite 400, Chicago, Illinois 60610.

     (c) Mr. Ruttenberg is a real estate developer employed by Belgravia Group. The business address of Belgravia Group is set forth in the preceding paragraph.

     (d) During the past five years, Mr. Ruttenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Ruttenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Mr. Ruttenberg is a United States citizen.

8. Liza Amar

     (a)-(b) This Statement is being filed by Liza Amar, an individual. The business address of Ms. Amar is 206 95th Street, Suite 207, Surfside, Florida 33154.

     (c) Ms. Amar is a private investor. Her business address is set forth in the preceding paragraph.

     (d) During the past five years, Ms. Amar has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Ms. Amar has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Ms. Amar is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
------  -------------------------------------------------

     (a) Mr. Portnoy owns 284,242 shares of the Common Stock acquired in open market purchases using personal funds. Mr. Portnoy estimates that the total amount of funds used to acquire these shares was $750,000. These acquisitions were made between June 2004 and January 2006. No funds were borrowed for this purpose.

     (b) FFC owns 9,351 shares of the Common Stock acquired in open market purchases using working capital. FFC estimates that the total amount of funds used to acquire these shares was $26,000. These acquisitions were made between August 2004 and January 2006. No funds were borrowed for this purpose.

CUSIP No. 228895108

     (c) VIC owns 80,000 shares of the Common Stock acquired in open market purchases using working capital. VIC estimates that the total amount of funds used to acquire these shares was $254,000. These acquisitions were made between July 2004 and January 2006. No funds were borrowed for this purpose.

     (d) PCI owns 139,600 shares of the Common Stock acquired in open market purchases using working capital. PCI estimates that the total amount of funds used to acquire these shares was $483,525. These acquisitions were made between July 2004 and January 2006. No funds were borrowed for this purpose.

     (e) Mr. Zidell owns 137,201 shares of the Common Stock acquired in open market purchases using personal funds. Mr. Zidell estimates that the total amount of funds used to acquire these shares was $395,000. These acquisitions were made between July 2004 and January 2006. No funds were borrowed for this purpose. As described in more detail below, Mr. Portnoy exercises investment discretion over these shares.

     (f) MILP owns 81,085 shares of the Common Stock acquired in open market purchases. MILP estimates that the total amount of funds used to acquire these shares was $238,000. These funds were raised by MILP between October 2004 and January 2005 through the sale of limited partnership interests. The acquisitions of the Common Stock with such funds were made between October 2004 and January 2006. No funds were borrowed for this purpose. As described in more detail below, Mr. Portnoy exercises voting and investment discretion over these shares.

     (g) Mr. Ruttenberg owns 60,390 shares of the Common Stock acquired in open market purchases using personal funds. Mr. Ruttenberg estimates that the total amount of funds used to acquire these shares was $209,477. These acquisitions were made between January 2006 and February 2006. No funds were borrowed for this purpose. As described in more detail below, Mr. Portnoy exercises investment discretion over these shares.

     (h) Ms. Amar owns 23,626 shares of the Common Stock acquired in open market purchases using personal funds. Ms. Amar estimates that the total amount of funds used to acquire these shares was $68,840. These acquisitions were made in January 2006. No funds were borrowed for this purpose. As described in more detail below, Mr. Portnoy exercises investment discretion over these shares.

Item 4. Purpose of Transaction.
------  ----------------------

     The Reporting Persons acquired the shares of Common Stock reported herein in the ordinary course of business for investment purposes. The purposes of the Reporting Persons' acquisitions has not materially changed since those set forth in the initial filing of the Schedule 13D on January 25, 2005, which is incorporated herein by reference thereto.

Item 5. Interest in Securities of the Issuer.
------  ------------------------------------

     (a)-(b) Mr. Portnoy may be deemed the beneficial owner of 815,495 shares of Common Stock, which number includes (i) 284,242 shares of Common Stock held directly by Mr. Portnoy, as to which he has the sole power to vote and to dispose or direct the disposition; (ii) 9,351 shares of Common Stock held by FFC, as to which Mr. Portnoy may be deemed the beneficial owner as the sole officer and director of FFC; (iii) 80,000 shares of Common Stock held by VIC, as to which Mr. Portnoy may be deemed the beneficial owner as the sole officer and director of VIC; (iv) 139,600 shares of Common Stock held by PCI, as to which Mr. Portnoy may be deemed the beneficial owner as one of three directors of PCI;
(v) 137,201 shares of Common Stock held by Mr. Zidell, as to which Mr. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares in accordance with the agreement between Mr. Zidell and Mr. Portnoy described under Item 6 below; (vi) 81,085 shares of Common Stock held by MILP, as to which Mr. Portnoy may be deemed the beneficial owner as the managing member of Mayim LLC; (vii) 60,390 shares of Common Stock held by Mr. Ruttenberg, as to which Mr. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares in accordance with the agreement between Mr. Ruttenberg and Mr. Portnoy described under Item 6 below; and (viii) 23,626 shares of Common Stock held by Ms. Amar, as to which Mr. Portnoy may be deemed the beneficial owner as a result of exercising investment (but not voting) discretion over such shares in accordance with the agreement between Ms. Amar and Mr. Portnoy described under
Item 6 below. Based upon 11,624,629 shares of Common Stock outstanding, as reported in CCII's Quarterly Report on Form 10-QSB filed on October 14, 2005 (the "Form 10-QSB"), this represents beneficial ownership of approximately 7.0% of the Common Stock outstanding.

CUSIP No. 228895108

     FFC may be deemed the beneficial owner of 9,351 shares of Common Stock owned by it. FFC does not share voting or investment discretion with any other person. As noted above, Mr. Portnoy is the sole officer and director of FFC. Based upon 11,624,629 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.1% of the Common Stock outstanding.

     VIC may be deemed the beneficial owner of the 80,000 shares of Common Stock held in its name. As noted above, Mr. Portnoy is the sole officer and director of VIC. Based upon 11,624,629 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.7% of the Common Stock outstanding.

     PCI may be deemed the beneficial owner of the 139,600 shares of Common Stock held in its name. As noted above, Mr. Portnoy is one of the three directors of PCI. Based upon 11,624,629 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 1.2% of the Common Stock outstanding.

     Mr. Zidell may be deemed the beneficial owner of the 137,201 shares of Common Stock held in his name. Under the agreements between Mr. Zidell and Mr. Portnoy described below under Item 6, Mr. Portnoy has the right to make investment decisions relating to the shares, although Mr. Zidell retains the right to withdraw his assets from such agreements. Mr. Zidell retains the sole right to vote the shares held by him. Based upon 11,624,629 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 1.2% of the Common Stock outstanding.

     MILP may be deemed the beneficial owner of the 81,085 shares of Common Stock owned by it. MILP does not share voting or investment discretion with any other person. As noted above, Mr. Portnoy is the managing member of the limited liability company which acts as the general partner of MILP's general partner. Based upon 11,624,629 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.7% of the Common Stock outstanding.

     Mr. Ruttenberg may be deemed the beneficial owner of the 60,390 shares of Common Stock held in his name. Under the verbal agreement between Mr. Ruttenberg and Mr. Portnoy described below under Item 6, Mr. Portnoy has the right to make investment decisions relating to the shares, although Mr. Ruttenberg retains the right to withdraw his assets from such agreement. Mr. Ruttenberg retains the sole right to vote the shares held by him. Based upon 11,624,629 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.5% of the Common Stock outstanding.

     Ms. Amar may be deemed the beneficial owner of the 23,626 shares of Common Stock held in her name. Under the agreement between Ms. Amar and Mr. Portnoy described  below  under  Item 6, Mr.  Portnoy  has the right to make  investment decisions relating to the shares, although Ms. Amar retains the right to withdraw her assets from such agreement. Ms. Amar retains the sole right to vote the shares held by her. Based upon 11,624,629 shares of Common Stock outstanding, as reported in the Form 10-QSB, this represents beneficial ownership of approximately 0.2% of the Common Stock outstanding.

     (c) Schedule 5(c) attached to this Statement lists each transaction effected in the Common Stock by each Reporting Person during the past 60 days.

     (d) As described below under Item 6, under Mr. Portnoy's agreements with each of Mr. Zidell, Mr. Ruttenberg and Ms. Amar, Messrs. Zidell, Ruttenberg and Ms. Amar have each agreed to share certain profits from their respective investment accounts with Mr. Portnoy.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
------  -----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

     Other than as described below and in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with

CUSIP No. 228895108

respect to any securities of CCII, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Messrs. Portnoy and Zidell have entered into agreements dated October 27, 2004 and December 20, 2004, the terms of which were disclosed in Item 6 and were included as Exhibits 2 and 3 to the initial Schedule 13D filing of January 25, 2005, and which are incorporated herein by reference thereto.

     Mr. Portnoy has entered into a verbal agreement with Mr. Ruttenberg, pursuant to which Mr. Ruttenberg has agreed to compensate Mr. Portnoy a percentage of Mr. Ruttennberg's profits, if any, from his investment in 60,390 shares of the Common Stock. Mr. Portnoy does not direct the voting control over these shares.

     Mr. Portnoy and Ms. Amar have entered into an agreement dated January 19, 2006 in which Ms. Amar gave Mr. Portnoy investment discretion over certain funds held in a brokerage account held in the name of Ms. Amar. Under this agreement, Ms. Amar agreed that any appreciation in the capital account above the amounts specified in the agreement would be shared in certain percentages by Mr. Portnoy and Ms. Amar, while Mr. Portnoy would guarantee Ms. Amar against certain amounts specified in the agreement. Ms. Amar may withdraw funds from the account at any time. The agreement is filed with this Schedule as Exhibit 2 and the terms and conditions contained therein are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.
------  --------------------------------

Exhibit 1.   Joint Filing Agreement and Power of Attorney

Exhibit 2.   January 19, 2006 letter agreement between David Portnoy and Liza
             Amar

CUSIP No. 228895108

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2006

FOCUS FINANCIAL CORP.


By: /s/ David Portnoy                        /s/ David Portnoy
    ------------------------------           ----------------------------------
    David Portnoy                            David Portnoy
    President

VISUAL INVESTMENT CORP.


By: /s/ David Portnoy                        /s/ David Portnoy
    ------------------------------           ----------------------------------
    David Portnoy                            David Portnoy, for Jamie H. Zidell,
    President                                pursuant to power of attorney


PARTNER COMMUNITY, INC.


By: /s/ David Portnoy                        /s/ David Ruttenberg
    ------------------------------           ----------------------------------
    David Portnoy                            David Ruttenberg
    Chairman of the Board

MAYIM INVESTMENT LIMITED PARTNERSHIP

By:  Mayim Management LLC, its general partner


By: /s/ David Portnoy                        /s/ Liza Amar
    ------------------------------           ----------------------------------
    David Portnoy                            Liza Amar
    President

CUSIP No. 228895108

                                  Schedule 5(c)
                        Transactions in the Last 60 Days

                        SHARES ACQUIRED BY DAVID PORTNOY

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------
1/13/06                                          2,600     $               3.26
1/12/06                                          2,600     $               3.26
1/12/06                                          1,118     $               3.29
1/4/06                                           4,500     $               3.36
12/30/05                                           500     $               3.36
12/29/05                                         5,000     $               3.30
12/16/05                                         5,000     $               3.35
12/13/05                                         5,000     $               3.25
12/12/05                                         2,000     $               3.36
12/8/05                                          1,000     $               3.55
12/7/05                                          1,500     $               3.60
12/7/05                                          1,000     $               3.51
12/7/05                                            500     $               3.57

                          SHARES SOLD BY DAVID PORTNOY

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------
1/19/06                                          3,600     $               3.38

                    SHARES ACQUIRED BY FOCUS FINANCIAL CORP.

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------
1/6/06                                             454     $               3.54
12/16/05                                         2,000     $               3.42

                   SHARES ACQUIRED BY VISUAL INVESTMENT CORP.

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------
2/1/06                                           5,000     $               3.78
1/30/06                                            800     $               3.57
1/19/06                                          3,600     $               3.38
1/19/06                                          2,600     $               3.37
1/13/06                                          2,000     $               3.26
1/11/06                                          1,000     $               3.36
1/6/06                                           2,000     $               3.34
12/29/05                                         2,000     $               3.36
12/16/05                                         1,000     $               3.42
12/13/05                                         3,000     $               3.25
12/13/05                                         2,000     $               3.25
12/8/05                                          1,000     $               3.54

                   SHARES ACQUIRED BY PARTNER COMMUNITY, INC.

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------
1/27/06                                          4,500     $               3.65
1/26/06                                            500     $               3.65
1/24/06                                          3,000     $               3.70
1/24/06                                          1,500     $               3.70
1/23/06                                            500     $               3.70
1/5/06                                          10,000     $               3.34
12/29/05                                         3,600     $               3.30
12/13/05                                         5,000     $               3.25

CUSIP No. 228895108

                       SHARES ACQUIRED BY JAMIE H. ZIDELL

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------
1/13/06                                          2,872     $               3.26
1/12/06                                          2,700     $               3.31
1/11/06                                          5,000     $               3.36
1/10/06                                          3,800     $               3.34
1/10/06                                          2,300     $               3.31
1/9/06                                           1,200     $               3.34
1/5/06                                           5,000     $               3.34
1/3/06                                           1,500     $               3.40
12/30/05                                         4,000     $               3.40
12/30/05                                         3,500     $               3.40
12/30/05                                         1,000     $               3.30
12/29/05                                         5,000     $               3.36
12/29/05                                         3,100     $               3.36
12/28/05                                         5,000     $               3.40
12/28/05                                         2,600     $               3.43
12/28/05                                         1,900     $               3.36
12/27/05                                         1,000     $               3.40
12/23/05                                         5,000     $               3.45
12/23/05                                         1,400     $               3.40
12/22/05                                         3,600     $               3.40
12/22/05                                         2,000     $               3.45
12/21/05                                         4,500     $               3.54
12/21/05                                         4,500     $               3.50
12/21/05                                           500     $               3.53
12/21/05                                           500     $               3.49
12/20/05                                           200     $               3.40

                         SHARES SOLD BY JAMIE H. ZIDELL

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------
1/12/06                                          11,671    $               3.25
1/12/06                                             500    $               3.28

                     SHARES ACQUIRED BY MAYIM INVESTMENT LP

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------
1/20/06                                             100    $               3.43

                       SHARES ACQUIRED BY DAVID RUTTENBERG

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------

2/1/06                                           2,000     $               3.77
1/31/06                                            500     $               3.50
1/27/06                                          5,000     $               3.64
1/27/06                                          3,490     $               3.62
1/24/06                                          5,000     $               3.60
1/23/06                                          5,000     $               3.72
1/20/06                                          5,000     $               3.43
1/20/06                                          5,000     $               3.45
1/19/06                                          4,000     $               3.39
1/18/06                                          2,200     $               3.32
1/18/06                                          1,000     $               3.36
1/17/06                                          5,000     $               3.33
1/13/06                                          3,600     $               3.26
1/12/06                                          5,000     $               3.26

CUSIP No. 228895108

1/12/06                                          3,600     $               3.31
1/11/06                                          5,000     $               3.36

                          SHARES ACQUIRED BY LIZA AMAR

Trade Date                             Number of Shares         Price Per Share
-------------------------------------------------------------------------------

1/31/06                                             600    $               3.60
1/30/06                                           4,000    $               3.57
1/30/06                                           1,826    $               3.60
1/27/06                                           7,200    $               3.62
1/27/06                                           1,060    $               3.60
1/26/06                                           3,940    $               3.60
1/25/06                                           5,000    $               3.60

CUSIP No. 228895108

Exhibit 1

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY
                  --------------------------------------------

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of CRYO-CELL International, Inc., and that this Agreement be included as an Exhibit to such joint filing. The undersigned hereby authorize David Portnoy to sign the statement on Schedule 13D, and/or any amendment thereto, and file it with the Securities and Exchange Commission on their behalf. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 2nd day of February 2006.

FOCUS FINANCIAL CORP.


/s/ David Ruttenberg
------------------------------
David Ruttenberg



/s/ Liza Amar
------------------------------
Liza Amar

CUSIP No. 228895108

Exhibit 2
                              Focus Financial Corp.
                                 61 Harbour Way
                              Bal Harbour, FL 33154
                                 (305) 866-2948


January 19, 2006

Mr.and Mrs. Mark Amar

Dear Mark and Liza:

This letter sets forth the terms and conditions pursuant to which we have agreed to have you deposit a $180,000.00 into your brokerage account at TD Waterhouse and for David Portnoy to have the exclusive right to make the buy/sell decisions with regard to the investment of such assets. We have agreed that the term for such arrangement is for a two-year period.

Furthermore, we have agreed that all capital, above the $180,000.00, from this account will be shared on a 50%-50% basis after related expenses between you and
I. In return, I have agreed to guarantee you against any net loss of the $180,000.00 at the end of this two-year period. Any distributions from the account will be at our mutual discretion. If you need to withdraw funds from the account prior to the end of the three-year period, the guarantee will not apply to such funds and the $180,000.00 guarantee will be correspondingly reduced.

We both agree to keep all advice and information relating to this agreement confidential, including, without limitation, the positions held in the account, except as provided by law. This agreement shall survive the Amars and/or David Portnoy and shall be enforced until its expiration or until profits are split and the $180,000.00 principal is returned.

I look forward to this being a mutually beneficial relationship that will allow both of us to fulfill our respective missions in this world as directed by the Creator.

Accepted and Agreed to,                     Accepted and Agreed to,

/s/ David Portnoy                           /s/ Mark and Liza Amar